ML CAPITAL GROUP, INC.

16810 Avenue of the Fountains

Fountain Hills, AZ 85268

July 9, 2012

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

Washington, D.C. 20549-6010

Division of Corporation Finance

Re:	ML Capital Group, Inc. Form RW Request for Withdrawal of Registration Statement on Form S-1 (SEC File No. 333-176719), as filed with the Commission on August 10, 2011 and amended by Amendment No. 1 to Registration Statement on Form S-1/A (SEC File No. 333-176719), filed with the Commission on October 6, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 (the “Rule”) promulgated under the Securities Act of 1933, as amended (the “Act”), ML Capital Group, Inc., a Nevada corporation (the “Company”) hereby requests to withdraw the Company’s registration statement on Form S-1, including all exhibits thereto (SEC File No. 333-176719), as filed with the Commission on August 10, 2011 on EDGAR under accession no. 0001527698-11-000013 (the “Form S-1”) and amended by the Company’s Form S-1/A, including all exhibits thereto, filed with the Commission on October 6, 2011 on EDGAR under accession no. 0001527698-11-000016 (individually, the “Form S-1/A” and, together with the Form S-1, the “Registration Statement”). The Registration Statement has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus (or amended prospectus) contained therein.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby respectfully requests that the Commission issue its consent to withdrawal of the Registration Statement as soon as possible.  Please forward copies of such consent to withdrawal of the Registration Statement to the undersigned via mail at 16810 Avenue of the Fountains, Fountain Hills, AZ 85268 with a copy to Diane L. Bodenstein, Esq. of Bodenstein Law Group via facsimile at 646-558-0309.

Very truly yours,
ML CAPITAL GROUP, INC.

By:	/s/Lisa A. Nelson
Lisa A. Nelson, CEO